Exhibit 99.1

Dominion Diamond Corporation reports Diavik Diamond Mine First Calendar Quarter Production

TORONTO, April 15, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") reports that in the first calendar quarter of 2014, the Diavik Diamond Mine saw continuing strong performance.   During the first calendar quarter of 2014, the Diavik Diamond Mine produced (on a 100% basis) 1.9 million carats from 0.6 million tonnes of ore processed compared to 1.9 million carats from 0.5 million tonnes of ore processed in the comparable quarter of the prior year.

Processing volumes in the first calendar quarter of 2014 were 17% higher compared to the same quarter of the prior year as a result of continuing improvements in mining rates as the underground ramp up progressed to full production from all three kimberlite pipes.  Carat production from first quarter 2014 was 4% lower compared to the comparable quarter of the prior year, primarily as a result of mining and processing a greater proportion of the lower grade A-154 North ore.

The mine plan for calendar 2014 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.1 million carats from the mining and processing of approximately 1.9 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418 kimberlite pipes. In addition to the 6.1 million carats produced from underground mining there will be production from coarse ore rejects ("COR") and production from the improved recovery of small diamonds. This additional production is not included in the Company's ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.6 million carats from COR and 0.2 million carats from the improved recovery process.

DIAVIK DIAMOND MINE PRODUCTION 40% BASIS

For the three months ended March 31, 2014				For the three months ended March 31, 2013
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South A-154 North A-418 COR	38 98 97 2	135 227 315 69	3.56 2.33 3.25 -	60 70 71 1	282 162 291 43	4.71 2.32 4.11 -
Total	235	746	2.91(a)	202	778	3.67(a)

(a)	Grade has been adjusted to exclude COR

Pricing
Based on the Company's sales during the first calendar quarter of 2014 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the ore types below.

Diavik Ore Type	March 2014 Average Price per Carat (in US dollars)
A-154 South	$145
A-154 North	$190
A-418	$105
COR	$50

The Diavik Diamond Mine reports production results to a December 31 year-end. The Ekati Diamond Mine reports production results in line with the Company's fiscal year-end of January 31. It is the intention of the Company that the Ekati Diamond Mine fiscal 2015 first quarter production report (covering the period from February 1, 2014, to April 30, 2014) will be published in early May 2014.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plans for the Diavik Diamond Mine; mining, production, construction and exploration activities at the Diavik Diamond Mine; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's fourth largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 15-APR-14